UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     November 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated November 5, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: November 5, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

For Immediate Release

UNBRIDLED ENERGY TO PRESENT AT RODMAN AND RENSHAW ANNUAL

GLOBAL INVESTMENT CONFERENCE

CALGARY and PITTSBURGH · November 5, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U, “the Company”) is pleased to announce they will be presenting at the Rodman and Renshaw Annual Global Investment Conference in New York City on Tuesday November 11th at 3:40 PM EST.

The Company invites the investment community to join the live Internet broadcast via their website at www.unbridledenergy.com.  Participants will be provided access to Unbridled Energy’s slide presentation which Joseph Frantz, President & CEO, will be referencing during this webcast.

For company information or questions, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Unbridled Energy Corporation

Joseph H. Frantz, Jr.

President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.